Form 10KSB40, Exhibit 13
period 1996-12-31
CODA MUSIC TECHNOLOGY INC
filed 1997-03-21
CIK 920707

EXHIBIT 13

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS


General
The Company develops and markets proprietary music technology products that enhance music learning and composition, increase productivity and make practicing and performing music fun. On December 31, 1992, the Company acquired Coda Company, a partnership with an established music notation software business and a reputation for producing quality music technology products. Coda Company also had established distribution relationships and an existing infrastructure with product development, sales, marketing and administrative capabilities.

Following the acquisition, the primary business of the Company consisted of enhancing, marketing and selling Finale products while developing Vivace products. In June 1994, the first test markets of the Vivace product were launched. After receiving an encouraging response from music educators and music students, the Company began the process of building a dealer network in January 1995. The Company anticipates that revenues from the Vivace product will increase as the dealer network expands and gains experience, as well as with the introduction of stronger and more focused marketing efforts by the Company. In the spring of 1996, the Company released new configurations of the Vivace product at lower suggested retail prices together with upgraded features which now include an application for vocalists. With a long-term objective of penetrating the amateur music making market, the Company intends to continue adapting its product to technologies with lower cost and to expand the amount of repertoire available for use with the Vivace product.

The Company has incurred losses from operations since inception and has an accumulated deficit of $8,455,977 as of December 31, 1996. In November 1996, the Company reduced its headcount by 17 positions to align fixed operating expenses with current revenues.

Results of operations
For the year ended December 31, 1996 compared to the year ended December 31, 1995-

Net Revenues. Revenues for 1996 were $565,900 higher than revenues for 1995. This total increase reflects a 99% increase in revenues from the Vivace Intelligent Accompaniment product, offset by a 10% decrease in revenues from the Finale music notation product.

Vivace product revenues in 1996 included the sale of approximately 2,000 application systems (modular systems, soundcard products, or software applications) compared to 700 application sales in 1995. The unit increase had a lower percentage impact on revenue due to price reductions. In addition, approximately 26,000 repertoire cartridges were sold in 1996 compared to 4,500 repertoire cartridges sold in 1995.

The decrease in music notation product sales resulted from the delay in releasing the Finale 3.7 upgrade. This delay impacted sales to the academic market and pushed sales of upgrades into 1997.

Gross profit. The 1996 gross profit percentage of 66% compared unfavorably to the 1995 gross profit percentage of 76%. The decrease in gross profits from $3,737,053 in 1995 to $3,626,593 in 1996 is attributable to the decrease in sales of the higher margin music notation product, a reduction in pricing for the Vivace application and the impact of introductory promotional pricing for the Vivace product.

Sales and marketing expenses. Sales and marketing expenses of $2,652,620 in 1996 increased $270,753 or 11% compared to 1995. This increase is due to the addition of personnel and travel costs associated with expanding distribution of the Vivace product. The Company had approximately 100 dealers for its Vivace product as of December 31, 1996, compared to 40 dealers as of December 31, 1995.

Product development expenses. The Company expensed product development costs of $1,306,570 in 1996 and capitalized costs incurred in repertoire development of $476,921. This compares to a total of $1,382,051 incurred for repertoire and product development in 1995. The increased total investment in product development is due to the Company's decision to accelerate the development of lower cost technologies for the Vivace application and to broaden the amount of repertoire available.

General and administrative expenses. General and administrative expenses of $1,549,281 in 1996 were $129,365 less than the amount incurred in 1995. This decrease is primarily attributable to lower compensation costs.

Interest income, net. The Company had net interest income of $110,832 in 1996 compared to $55,090 in 1995. The increased income results from the availability of proceeds from the Company's initial public offering for a full year in 1996. The offering proceeds were received in July, 1995, so the company only had interest earnings for a portion of the year in 1995.

Net loss. The net loss of $1,771,046 for 1996 exceeds the loss of $1,650,421 incurred in 1995. This increase in the loss is attributable to the changes in revenues and costs described above.

Income Taxes

In accordance with Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), a change in ownership of greater than 50% of the Company within a three-year period results in an annual limitation on the Company's ability to utilize its net operating loss ("NOL") carryforward which accrued during the tax periods prior to the change in ownership. As of December 31, 1996, the Company had an NOL carryforward of approximately $4,800,000 which begins to expire in 2005. The amount of the Company's taxable income that may be offset with pre-ownership change net operating loss carryforwards is limited annually to approximately $1,000,000.


Liquidity and Capital Resources

In July 1995, the Company received net proceeds of $5,891,725 from the initial public offering of 1,135,000 shares of its common stock. The proceeds were used to repay subordinated debt and accrued interest totaling $1,262,592, and the remainder was invested in short-term securities.

The Company has a $500,000 line of credit with a bank which has been used to finance its working capital requirements. The borrowings under the line of credit bear interest at 1% over the bank's reference rate and are collateralized by all of the accounts receivable, inventory and general intangibles of the Company. Among other requirements, the loan agreement requires the Company to maintain minimum levels of tangible net worth, as defined in the agreement.
While the agreement is in effect, the Company may not incur additional indebtedness, liquidate or merge the Company, pay dividends or acquire any other entity without the prior approval of the lender. Further, a 25% or more change in ownership of the Company constitutes an event of default under the agreement. As of December 31, 1996, there were no borrowings under the line of credit and the Company was in compliance with all terms of the agreement, as amended.

Net cash used in operating activities totaled $1,925,381 in 1996 and $1,516,423 in 1995. In addition, the Company made capital expenditures for furniture, equipment and fixtures of $344,477 in 1996 and $189,601 in 1995.

The Company anticipates that capital expenditures for 1997 will approximate $150,000. Management believes existing cash and proceeds from line of credit borrowings, together with funds generated from the sale of products will be sufficient to fund its capital expenditure, product development and working capital requirements though 1997. However, additional capital may be sought through a new line of credit with a bank, asset based lending or the sale of equity. No assurance can be given that such capital will be available or available on terms favorable to the Company. The sale of equity interests would dilute the ownership of current shareholders. If additional equity funds are obtained, the Company will accelerate the development of repertoire and expand marketing efforts to reach the student and consumer markets for its products.

Future Results

The Company cautions investors that actual results of future operations may differ from those anticipated in forward looking statements due to a number of factors including market acceptance of the Company's Vivace products, the potential need for additional capital, the need for additional product and repertoire development work, dependence on sales to schools and key customers, fluctuations in operating results, competition, dependence on suppliers, and dependence on proprietary technology. For a more complete description of such factors, see "Cautionary Statements " under Item I of the Company's Form 10-KSB for the year ended December 31, 1996.


Common Stock Price Ranges

The Company's Common Stock trades on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol: COMT. The following table sets forth the quarterly high and low trade prices from June 29, 1995 (the date of the Company's initial public offering) to December 31, 1996:


                                        1995                                               1996
                   ----------------------------------------------     -----------------------------------------------
     Quarter                 High                    Low                           High                     Low
     -------                 ----
First                                                                              $5.25                   $3.00
Second                       $6.00                  $6.00                           5.50                    4.00
Third                         6.75                   6.00                           5.50                    3.50
Fourth                        6.88                   4.38                           3.94                    1.50



As of December 31, 1996, there were approximately 170 shareholders of record of the Company's Common Stock. In addition, the Company estimates that an additional 1,450 shareholders own stock held for their accounts at brokerage firms and financial institutions. The Company has never paid cash dividends on any of its securities. The Company currently intends to retain any earnings for use in its operations and does not anticipate paying cash dividends in the foreseeable future.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To Coda Music Technology, Inc.:
We have audited the accompanying balance sheets of Coda Music Technology, Inc. (a Minnesota corporation) as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coda Music Technology, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                             /s/ ARTHUR ANDERSEN LLP



Minneapolis, Minnesota,
   February 14, 1997



                                            CODA MUSIC TECHNOLOGY, INC.

                                                  Balance Sheets

                                                 As of December 31


                                                                                         1996                  1995
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                            $ 1,174,293           $ 2,499,476
   Short-term investments                                                                         -             1,460,798
   Accounts receivable, less allowance of $25,000 and $20,000                               596,946               405,528
   Inventories                                                                              983,375               563,741
   Prepaid royalties                                                                        118,470                91,117
   Other current assets                                                                      53,102               124,676

               Total current assets                                                       2,926,186             5,145,336
                                                                                        -----------            ----------
EQUIPMENT, FURNITURE AND FIXTURES, less accumulated
   depreciation of $671,791 and $669,918                                                    494,811               466,592

REPERTOIRE DEVELOPMENT COSTS, net of accumulated
   amortization of $48,298                                                                  476,921                     -

OTHER ASSETS                                                                                183,916                93,526
                                                                                        -----------            ----------
                                                                                        $ 4,081,834           $ 5,705,454
                                                                                        ===========            ==========

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                                                     $   366,271           $   343,392
   Accrued expenses                                                                         516,146               582,398
   Deferred revenue                                                                         201,927               122,692
                                                                                        -----------            ----------
               Total current liabilities                                                  1,084,344             1,048,482
                                                                                        -----------            ----------
COMMITMENTS AND CONTINGENCIES (Note 6)

SHAREHOLDERS' EQUITY (Note 4):
   Common Stock, without par value, 15,000,000 shares
      authorized; 4,327,035 and 4,261,288 issued and outstanding                         11,453,467            11,341,903
   Accumulated deficit                                                                   (8,455,977)           (6,684,931)
                                                                                        -----------            ----------
               Total shareholders' equity                                                 2,997,490             4,656,972
                                                                                        -----------            ----------
                                                                                        $ 4,081,834           $ 5,705,454
                                                                                        ===========            ==========

        The  accompanying  notes are an integral  part of these balance sheets.

                                            CODA MUSIC TECHNOLOGY, INC.

                                              Statements of Operations

                                          For the Years Ended December 31


                                                                                          1996            1995

NET REVENUES                                                                          $ 5,500,158       $ 4,934,258

COST OF SALES                                                                           1,873,565         1,197,205
                                                                                        ---------         ---------
GROSS PROFIT                                                                            3,626,593         3,737,053
                                                                                        ---------         ---------
OPERATING EXPENSES:
   Sales and marketing                                                                  2,652,620         2,381,867
   Product development                                                                  1,306,570         1,382,051
   General and administrative                                                           1,549,281         1,678,646
                                                                                        ---------         ---------
               Total operating expenses                                                 5,508,471         5,442,564
                                                                                        ---------         ---------
LOSS FROM OPERATIONS                                                                   (1,881,878)       (1,705,511)

INTEREST INCOME, net                                                                      110,832            55,090
                                                                                        ---------         ---------
               Net loss                                                               $(1,771,046)      $(1,650,421)
                                                                                        =========         =========

WEIGHTED AVERAGE COMMON AND COMMON
   EQUIVALENT SHARES OUTSTANDING (Note 2)                                               4,300,411         3,767,967
                                                                                        =========         =========
NET LOSS PER COMMON AND COMMON EQUIVALENT
   SHARE (Note 2)                                                                     $      (.41)      $      (.44)
                                                                                        ==========        =========


        The accompanying notes are an integral part of these statements.

                           CODA MUSIC TECHNOLOGY, INC.

                       Statements of Shareholders' Equity

                        For the Years Ended December 31




                                                   Convertible Preferred Stock        Common Stock      Accumulated
                                                        Shares      Amount         Shares     Amount      Deficit      Total

BALANCE, December 31, 1994                            4,916,500   $5,008,993     1,320,052  $   425,185  $(5,034,510) $  399,668
   Conversion of Convertible Preferred Stock
      to Common Stock (Note 4)                       (4,916,500)  (5,008,993)    4,916,500    5,008,993            -           -
   Effects of 1-for-2 reverse stock split (Note 4)            -            -    (3,118,264)           -            -           -
   Sale of Common Stock, net of offering costs                -            -     1,135,000    5,891,725            -   5,891,725
   Exercise of stock warrants                                 -            -         8,000       16,000            -      16,000
   Net loss                                                   -            -             -            -   (1,650,421) (1,650,421)
                                                      ---------    ---------     ---------    ---------    ---------   ---------
BALANCE, December 31, 1995                                    -            -     4,261,288   11,341,903   (6,684,931)  4,656,972
   Stock options exercised                                    -            -        65,747      111,564            -     111,564
   Net loss                                                   -            -             -            -   (1,771,046) (1,771,046)
                                                      ---------    ---------     ---------   ----------    ---------   ---------
BALANCE, December 31, 1996                                    -   $        -     4,327,035  $11,453,467  $(8,455,977) $2,997,490
                                                      =========    =========     =========   ==========    =========   =========



        The accompanying notes are an integral part of these statements.

                                            CODA MUSIC TECHNOLOGY, INC.

                                             Statements of Cash Flows

                                           For the Years Ended December 31


                                                                                           1996                   1995
OPERATING ACTIVITIES:
   Net loss                                                                             $(1,771,046)          $(1,650,421)
   Adjustments to reconcile net loss to net cash used in
      operating activities-
         Depreciation and amortization                                                      372,796               274,611
         Change in current assets and liabilities:
            Accounts receivable                                                            (191,418)               49,924
            Inventories                                                                    (419,634)              (27,633)
            Prepaid royalties                                                               (27,353)               (9,492)
            Other current assets                                                             71,574               (39,979)
            Accounts payable                                                                 26,717              (285,490)
            Accrued expenses                                                                (66,252)              149,365
            Deferred revenue                                                                 79,235                22,692
                                                                                          ---------             ---------
               Net cash used in operating activities                                     (1,925,381)           (1,516,423)
                                                                                          ---------             ---------
INVESTING ACTIVITIES:
   Purchases of equipment, furniture and fixtures                                          (344,477)             (189,601)
   Capitalized repertoire development cost                                                 (525,219)                    -
   Change in other assets                                                                   (98,630)              (93,526)
                                                                                          ---------             ---------
               Net cash used in investing activities                                       (968,326)             (283,127)
                                                                                          ---------             ---------
FINANCING ACTIVITIES:
   Proceeds from initial public offering, net of offering costs                                   -             5,891,725
   Proceeds from subordinated debt                                                                -               700,000
   Repayment of subordinated debt                                                                 -            (1,200,000)
   Sale (purchase) of short-term investments                                              1,460,798            (1,460,798)
   Proceeds from stock options and warrants exercised                                       111,564                16,000
   Repayment of short-term borrowings                                                             -              (300,000)
   Repayment of long-term debt                                                               (3,838)              (32,628)
                                                                                          ---------             ---------
               Net cash provided by financing activities                                  1,568,524             3,614,299
                                                                                          ---------             ---------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                                                      (1,325,183)            1,814,749

CASH AND CASH EQUIVALENTS, beginning of year                                              2,499,476               684,727
                                                                                          ---------             ---------
CASH AND CASH EQUIVALENTS, end of year                                                  $ 1,174,293           $ 2,499,476
                                                                                          =========             =========

        The accompanying notes are an integral part of these statements.

                           CODA MUSIC TECHNOLOGY, INC.

                          Notes to Financial Statements

                           December 31, 1996 and 1995


1.   Organization and Nature of Business:

Coda Music Technology, Inc. (the Company) develops and markets proprietary music technology products that enhance music learning and composition, increase productivity and make practicing and performing music fun. The Company's innovative products provide easy-to-use, efficient alternatives to traditional practice, education and composition techniques. The Company's products are marketed primarily in North America, Japan and Europe. International revenues represented 20% and 21% of 1996 and 1995 revenues, respectively.

The Company was organized in November 1990 under the name Vivace, Inc. On December 31, 1992, the Company acquired Coda Company and subsequently changed Vivace, Inc.'s name to Coda Music Technology, Inc. The acquisition was accounted for using the purchase method of accounting, and the acquired software technology was amortized over the two-year period ended December 31, 1994.

The Company has incurred losses since inception and at December 31, 1996 had an accumulated deficit of $8,455,977, which includes amortization expense of software acquired of $2,309,036. Management believes cash equivalents, its line of credit and funds generated from the sale of products will be sufficient to meet operating requirements in 1997.

2.   Summary of Significant Accounting Policies:

Cash Equivalents and Short-Term Investments

Cash equivalents consist of money market instruments with original maturities of 90 days or less. Short-term investments consist of U. S. Treasury securities with original maturities of 12 months or less which are not cash equivalents. Cash equivalents and short-term investments are recorded at cost, which approximates fair value. All short-term investments are considered to be available for sale.

Inventories

Inventories are stated at the lower of first-in, first-out cost or market and consist of finished products and components.

Equipment, Furniture and Fixtures

Equipment, furniture and fixtures are stated at cost and are depreciated using the straight-line method over their estimated useful lives of two to five years. Repairs and maintenance are charged to expense as incurred.

Repertoire Development Costs

Effective January 1, 1996, the Company began to capitalize the costs incurred in the development of repertoire software since sales history related to such software had been established. In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer

Software to Be Sold, Leased, or Otherwise Marketed," the Company has capitalized $525,219 of costs incurred in the development of repertoire. These costs are amortized using the straight-line method over the economic lives of the assets, not to exceed five years, beginning when the repertoire products are released. Other product development costs associated with development of software applications are charged to expense since the costs incurred between the point the technological feasibility of these products is established and the time when such products are available for general release to customers has not historically been significant.

Patents and Trademarks

The Company capitalizes the costs associated with obtaining patents and trademarks. These costs are being amortized over the estimated useful lives of the assets, not to exceed 20 years.

Revenue Recognition

Revenues and related cost of sales are recorded at the time of shipment. In the event that software upgrade rights are granted to customers at no charge, associated revenues are deferred until shipment of the upgrade. Costs related to insignificant obligations, which include telephone support, are accrued.

Income Taxes

The Company accounts for income taxes using the liability method, whereby deferred taxes are based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of enacted tax laws.

Net Loss Per Common and Common Equivalent Share

Net loss per common and common equivalent share was computed by dividing net loss by the weighted average number of shares of Common Stock, and common stock equivalents have been excluded from the calculation as their inclusion would be antidilutive. For the computation of common and common equivalent shares for 1995, the Convertible Preferred Stock issued during the 12-month period prior to the initial public offering of Common Stock, at prices below the offering price, is included in the calculation as if it was outstanding for all periods presented using the treasury stock method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

3.   Debt:

Line of Credit

The Company has a $500,000 line-of-credit agreement that expires on February 14, 1998. There were no borrowings outstanding as of December 31, 1996 and 1995. Borrowings under the agreement are limited to 75% of eligible accounts receivable plus 25% of eligible inventories, as defined, bear interest at the bank's reference rate (8.25% as of December 31, 1996) plus 1% and are collateralized by all of the accounts receivable, inventories and general intangibles of the Company. The loan agreement supporting the line of credit requires the Company to maintain certain levels of tangible net worth. While this agreement is in effect, the Company may not incur additional indebtedness, liquidate or merge the Company, pay dividends or acquire any other entity without the prior approval of the lender. Further, a 25% or more change in ownership of the Company constitutes an event of default under the agreement. At December 31, 1996, the Company was in compliance with all covenants of this agreement, as amended.

4.   Shareholders' Equity:

Authorized Shares

The Company's Restated Articles of Incorporation authorized the issuance of 30,000,000 shares of no par value capital stock. Of such authorized shares, 15,000,000 have been designated as common shares and 15,000,000 are undesignated as of December 31, 1996.

Initial Public Offering of Common Stock and Recapitalization

During June and July 1995, the Company completed an initial public offering of its Common Stock through the issuance of 1,135,000 shares of Common Stock for net proceeds of $5,891,725. In conjunction with the initial public offering, the Company's Convertible Preferred Stock outstanding was converted into an equal number of shares of Common Stock on a share-for-share basis. In addition, the Company effected a 1-for-2 reverse stock split. All per share information has been restated to reflect the reverse stock split.

Stock Options

The Company has a stock option plan pursuant to which options for up to 775,000 shares of its Common Stock may be issued to key employees, directors and officers of the Company. The options vest over periods of up to five years and are granted at prices which must be at least equal to the fair market value of the Common Stock at the date of grant. The Company has also granted nonqualified stock options to key employees, directors and investors of the Company. The options vest over periods of up to four years and have been granted at prices which were equal to the fair market value of the Common Stock at the date of grant.

The following summarizes stock issued under the Company's stock option plans.
                                                                     Weighted
                                                                      Average
                                                     Outstanding       Price

Balance at December 31, 1994                           533,598          $1.98
   Granted                                              91,501           4.77
   Canceled                                           (136,520)          2.15
                                                       -------          -----
Balance at December 31, 1995                           488,579           2.44
   Granted                                             266,000           3.17
   Exercised                                           (65,747)          1.70
   Canceled                                           (116,296)          2.08
                                                       -------          -----
Balance at December 31, 1996                           572,536          $2.94
                                                       =======          =====
Exercisable at December 31, 1996                       308,653          $2.57
                                                       =======          =====

The Company accounts for stock options under Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these options been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the net loss and loss per share would have been increased to the following pro forma amounts:
                                                      1996            1995

Net loss                 As reported             $(1,771,046)     $(1,650,421)
                         Pro forma                (2,195,037)      (1,826,745)
Net loss per share       As reported                    (.41)            (.44)
                         Pro forma                      (.51)            (.48)


All options outstanding at December 31, 1996 were granted with exercise prices equal to the fair market value of the Common Stock at the date of grant. The Company's Common Stock price at December 31, 1996 was $1.95, which is below the exercise price of all options issued during 1996 and 1995. However, for purposes of calculating the above required disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 5.21% and 6.51%, no expected dividend yield, expected lives of seven years and expected volatility of 53% and 22%. The weighted average fair value of options granted during 1996 and 1995 was $1.92 and $1.99, respectively. Options issued during 1995 and 1996, which remain outstanding at December 31, 1996, have an exercise price between $2.40 and $6.00, a weighted average exercise price of $3.66 and a weighted average remaining contractual life of 5.9 years.

Warrants

In connection with certain financing transactions, the Company has issued warrants to purchase 381,584 shares of Common Stock at prices between $2.00 and $7.20 per share, exercisable over periods of five to seven years from the date of grant. Warrants outstanding at December 31, 1996 totaled 373,334.

5.  Income Taxes:

For income tax reporting purposes, net operating loss carryforwards approximated $4,821,000 as of December 31, 1996 and begin to expire in 2005. A valuation allowance equal to the full amount of the related deferred tax asset has been established due to the uncertainty of its realization. Certain restrictions under the Tax Reform Act of 1986, caused by the change in ownership resulting from sales of Common Stock, limit annual utilization of the net operating loss carryforwards. The amount of the Company's taxable income that may be offset with preownership change net operating loss carryforwards is limited annually to approximately $1,000,000.

6.   Commitments and Contingencies:

Operating Leases

The Company leases office and warehouse space and certain equipment under operating leases through 1998. The future minimum lease payments as of December 31, 1996 under these leases are $102,000 in 1997 and $6,000 in 1998.

Licensing and Exclusivity Agreements

The Company has entered into license/exclusivity agreements which require payments based on sales of its products or, in some cases, annual minimum payments. Minimum royalties pursuant to an agreement with a significant licensor are as follows:

1997                                                           $  100,000
1998                                                              200,000
1999                                                              300,000
2000                                                              300,000
2001 and thereafter                                             1,350,000


Royalty expense, including amounts related to the agreement referred to above, totaled $217,018 and $123,734 in the years ended December 31, 1996 and 1995, respectively, and are reflected as a component of cost of sales in the accompanying statements of operations.

Employment Agreements

Effective January 1, 1996, the Company entered into an employment agreement with an officer which requires the Company to pay the officer one year's base salary of $150,000 plus medical insurance premiums, in the event of termination.

401(k) Savings Plan

The Company has established a 401(k) savings plan for the benefit of qualified employees. Under the plan, qualified employees may elect to defer up to 15% of their compensation, subject to a maximum limit determined by the Internal Revenue Service. The Company, at the discretion of the board of directors, may elect to make additional contributions. The Company has made no contributions to the plan as of December 31, 1996.

7.  Related-Party Transactions:

Management Fee

The Company paid management fees totaling $24,000 during the years ended December 31, 1996 and 1995 to an affiliate of a director for management services provided to the Company.