Form 10KSB, Exhibit 13
period 1997-12-31
CODA MUSIC TECHNOLOGY INC
filed 1998-03-23
CIK 920707

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


General
The Company  develops and markets  proprietary  music  technology  products that
enhance  music  learning  and  composition,   increase   productivity  and  make
practicing and performing music fun.

The Company acquired the Finale product on December 31, 1992 and enhanced and marketed this product while developing Vivace(R) accompaniment products. In June 1994, the first test markets of the Vivace product were launched with a modular system product at a suggested retail price of $2,295. In the spring of 1996, the Company released new configurations of the Vivace product at lower suggested retail prices together with upgraded features which included support for vocalists. The Company announced in July 1997 the introduction of a software version of the product with a suggested retail price of $199 and repositioned the product as a complete practice system, the Vivace Practice Studio(TM). The Company began shipping this new product in the fourth quarter of 1997.

To date, the Company's marketing efforts have been primarily directed toward the retail music dealer channel, with a long-term objective of penetrating the amateur musician market. As the Company adapts its product to technologies with lower cost and continues to expand the amount and styles of accompaniments available for use with the Vivace product, the Company's distribution channels will change. The Company cannot predict the time it will take to establish new methods of distribution which will more effectively reach the student and home markets.

The Company has incurred losses from operations since inception and has an accumulated deficit of $9,968,214 as of December 31, 1997.

Results of operations

For the year ended December 31, 1997 compared to the year ended December 31, 1996-Net revenues. Revenues for 1997 were $62,947 higher than revenues for 1996. This total increase reflects a 20% increase in revenues from the Finale music notation product, offset by a 35% decrease in revenues from the Vivace Intelligent Accompaniment(R) product. The increase in Finale revenue results from a change in the timing of the release of product upgrades between years as well as an increase in the price of the Finale for Macintosh upgrade between years. As the Company transitioned the Vivace Intelligent Accompaniment product to its new software version, Vivace revenues decreased 35% due to transitional price decreases implemented in July 1997, stock balancing and unit volume changes. The Company sold 2,600 Vivace applications in 197, a 30% increase over the number of units sold during 1996. The number of application cartridges declined from 26,000 units in 1996 to 19,000 units in 1997. This decrease is primarily related to the termination of the soundcard promotion opportunity whereby customers purchasing $995 of application cartridges received a free soundcard unit. Vivace product revenues in 1997 included the sale of 1,527 of the new Vivace Practice Studio application released in the fourth quarter of 1997.

Gross profit. The 6% increase in gross profit between years reflects the favorable mix of sales related to the higher margin music notation product line. The 1997 gross profit percentage of 69% compares favorably to the 1996 gross profit percentage of 66%. The 1997 gross profit amount is net of approximately $180,000 charged to obsolescence expense attributable to the change in the products during the year.

Sales and marketing expenses. Sales and marketing expenses of $2,330,241 decreased $322,379 or 12% compared to 1996. The principal components of this decrease include approximately $245,000 related to lower personnel costs and $280,000 related to decreased travel and attendance at trade shows, offset by approximately$205,000 increase in the design and duplication costs incurred with the introduction of the Vivace Practice Studio product and Finale upgrade.

Product development expenses. The Company expensed product development costs of $1,555,660 in 1997, an increase of $249,090 or19% over 1996 expenses. The increase includes approximately$121,000 related to increased amortization of software translation costs and $130,000 related to increased amortization of capitalized repertoire development costs.

General and administrative expenses. General and administrative expenses of $1,589,968 in 1997 were $40,687 or 2% greater than the amount incurred in 1996.

Interest income, net. The Company had net interest income of $98,438 in 1997 compared to $110,832 in 1996.

Net loss. The net loss of $1,512,237 for 1997 is favorable compared to the loss of $1,771,046 incurred in 1996. This decrease in the loss is attributable to the changes in revenues and costs described above.

Income Taxes

In accordance with Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), a change in ownership of greater than 50% of the Company within a three-year period results in an annual limitation on the Company's ability to utilize its net operating loss ("NOL") carryforward which accrued during the tax periods prior to the change in ownership. As of December 31, 1997, the Company had an NOL carryforward of approximately $8,600,00, of which $7,300,000 is currently available to offset future taxable income. The carryforwards begin to expire in 2005. The amount of the Company's taxable income that may be offset with pre-ownership change net operating loss carryforwards is limited annually to approximately $1,000,000.


Liquidity and Capital Resources

In May 1997, the Company received net proceeds of $2,259,105 from the private placement of 1,872,697 shares of its Common Stock and warrants to purchase additional shares. The proceeds were invested in short-term securities.

The Company has a $500,000 line of credit with a bank available to finance its working capital requirements. The borrowings under the line of credit are limited to 75% of eligible accounts receivable plus 25% of eligible inventories, as defined, bear interest at 1% over the bank's reference rate and are collateralized by all of the accounts receivable, inventory and general intangibles of the Company. Among other requirements, the loan agreement requires the Company to maintain minimum levels of tangible net worth, as defined in the agreement. While the agreement is in effect, the Company may not incur additional indebtedness, liquidate or merge the Company, pay dividends or acquire any other entity without the prior approval of the lender. Further, a 25% or more change in ownership of the Company constitutes an event of default under the agreement. As of December 31, 1997, there were no borrowings under the line of credit and the Company was in compliance with all terms of the agreement, as amended.

Net cash used in operating activities totaled $742,604 in 1997 and $1,925,381 in 1996. In addition, the Company made capital expenditures for furniture, equipment and fixtures of $158,792 in 1997 and $344,477 in 1997.

The Company anticipates that capital expenditures for 1998 will approximate $120,000. Management believes existing cash and proceeds from line of credit borrowings, together with funds generated from the sale of products will be sufficient to fund its capital expenditure, product development and working capital requirements though 1998.

Year 2000 Issue

The software products which the Company markets and sells do not use any reference to dates that will require modification to recognize the four-digit year 2000. The Company's internal business systems will require modification to recognize this date; however, such modification will be handled through a routine upgrade to existing software, and the cost of such upgrade is not expected to be material.

Future Results

The Company cautions investors that actual results of future operations may differ from those anticipated in forward looking statements due to a number of factors including market acceptance of the Company's Vivace products, distribution and sales level issues,the potential need for additional capital, the need for additional product and repertoire development work, fluctuations in operating results, competition, dependence on suppliers, and dependence on proprietary technology. For a more complete description of such factors, see "Cautionary Statements" under Item I of the Company's Form 10-KSB for the year ended December 31, 1997.

Common Stock Price Ranges

The Company's Common Stock trades on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol: COMT. The following table sets forth the quarterly high and low trade prices for the years ending December 31, 1997 and 1996:

                     1997                            1996
Quarter            High          Low                High                Low
-------            -------------------------------------------------------------
First              $2.38       $1.63               $5.25              $3.00
Second              2.50        1.13                5.50               4.00
Third               1.81        1.13                5.50               3.50
Fourth              1.25         .75                3.94               1.50







As of December 31, 1997, there were approximately 150 shareholders of record of the Company's Common Stock. In addition, the Company estimates that an additional 1,500 shareholders own stock held for their accounts at brokerage firms and financial institutions. The Company has never paid cash dividends on any of its securities. The Company currently intends to retain any earnings for use in its operations and does not anticipate paying cash dividends in the foreseeable future. The company's current bank line of credit prohibits the payment of dividends without prior approval of the lender.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Coda Music Technology, Inc.:
We have audited the accompanying balance sheets of Coda Music Technology, Inc. (a Minnesota corporation) as of December 31, 1997 and 1996, and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coda Music Technology, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                                          ARTHUR ANDERSEN LLP



Minneapolis, Minnesota,
   February 20, 1998

                           CODA MUSIC TECHNOLOGY, INC.
                                 Balance Sheets
                                As of December 31


                                                                                       1997                1996
                                   ASSETS                                     -----------------      --------------

CURRENT ASSETS:
   Cash and cash equivalents                                                        $ 1,233,454         $ 1,174,293
   Short-term investments                                                               979,000                   -
   Accounts receivable, less allowance of $25,000                                       477,960             596,946
   Inventories                                                                          616,696             983,375
   Other current assets                                                                  93,200              53,102
                                                                              -----------------      --------------
               Total current assets                                                   3,400,310           2,807,716
EQUIPMENT, FURNITURE AND FIXTURES, less accumulated depreciation of
   $891,209 and $671,791                                                                370,105             494,811

REPERTOIRE DEVELOPMENT COSTS, net of accumulated amortization of $226,611
   and $48,298                                                                          591,445             476,921

PREPAID ROYALTIES                                                                       181,105             118,470

OTHER ASSETS                                                                             88,279             183,916
                                                                              -----------------      --------------
                                                                                    $ 4,631,244         $ 4,081,834
                                                                              =================      ==============

                    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                                                  $  294,398          $  366,271
   Accrued expenses                                                                     389,885             516,146
   Deferred revenue                                                                     202,603             201,927
                                                                              -----------------      --------------
               Total current liabilities                                                886,886           1,084,344
                                                                              -----------------      --------------
COMMITMENTS AND CONTINGENCIES (Note 6)

SHAREHOLDERS' EQUITY (Note 4):
   Common Stock, without par value, 15,000,000 shares authorized; 6,199,732
      and 4,327,035 issued and outstanding                                           13,712,572          11,453,467
   Accumulated deficit                                                               (9,968,214)         (8,455,977)
                                                                              -----------------      --------------
               Total shareholders' equity                                             3,744,358           2,997,490
                                                                              -----------------      --------------
                                                                                    $ 4,631,244         $ 4,081,834
                                                                              =================      ==============



      The accompanying notes are an integral part of these balance sheets.

                           CODA MUSIC TECHNOLOGY, INC.
                            Statements of Operations
                         For the Years Ended December 31



                                                                                          1997               1996
                                                                                  -----------------------------------
NET REVENUES                                                                          $ 5,563,105        $ 5,500,158

COST OF SALES                                                                           1,697,911          1,873,565
                                                                                  ---------------      -------------
GROSS PROFIT                                                                            3,865,194          3,626,593
                                                                                  ---------------      -------------
OPERATING EXPENSES:
   Sales and marketing                                                                  2,330,241          2,652,620
   Product development                                                                  1,555,660          1,306,570
   General and administrative                                                           1,589,968          1,549,281
                                                                                  ---------------      -------------
               Total operating expenses                                                 5,475,869          5,508,471
                                                                                  ---------------      -------------
LOSS FROM OPERATIONS                                                                   (1,610,675)        (1,881,878)

INTEREST INCOME, net                                                                       98,438            110,832
                                                                                  ---------------      -------------
               Net loss                                                               $(1,512,237)       $(1,771,046)
                                                                                  ===============      =============

WEIGHTED AVERAGE COMMON  SHARES OUTSTANDING
  (Note 2)                                                                              5,435,261          4,300,411
                                                                                  ===============      =============
BASIC AND DILUTED NET LOSS PER COMMON SHARE
  (Note 2)                                                                            $     (.28)        $     (.41)
                                                                                  ==============       ============



        The accompanying notes are an integral part of these statements.

                           CODA MUSIC TECHNOLOGY, INC.
                       Statements of Shareholders' Equity
                         For the Years Ended December 31



                                                                    Common Stock                   Accumulated
                                                                Shares            Amount             Deficit              Total
                                                               ---------         -----------       ------------       -----------
BALANCE, December 31, 1995                                     4,261,288          11,341,903         (6,684,931)        4,656,972
   Stock options exercised                                        65,747             111,564                  -           111,564
   Net loss                                                            -                   -         (1,771,046)       (1,771,046)
                                                               ---------         -----------        -----------       -----------
BALANCE, December 31, 1996                                     4,327,035         $11,453,467        $(8,455,977)       $2,997,490
   Sale of Common Stock, net of offering costs                 1,872,697           2,259,105                  -         2,259,105
   Net loss                                                            -                   -         (1,512,237)       (1,512,237)
                                                               ---------         -----------        -----------       -----------
BALANCE, December 31, 1997                                     6,199,732         $13,712,572        $(9,968,214)       $3,744,358
                                                               =========         ===========        ===========       ===========



        The accompanying notes are an integral part of these statements.

                           CODA MUSIC TECHNOLOGY, INC.
                            Statements of Cash Flows
                         For the Years Ended December 31


                                                                                       1997                 1996
                                                                                ----------------         ------------
OPERATING ACTIVITIES:
   Net loss                                                                          $(1,512,237)        $(1,771,046)
   Adjustments to reconcile net loss to net cash used in operating activities-
         Depreciation and amortization                                                   584,159             372,796
         Change in current assets and liabilities:
            Accounts receivable                                                          118,986            (191,418)
            Inventories                                                                  366,679            (419,634)
            Prepaid royalties                                                            (62,635)            (27,353)
            Other current assets                                                         (40,098)             71,574
            Accounts payable                                                             (71,873)             26,717
            Accrued expenses                                                            (126,261)            (66,252)
            Deferred revenue                                                                 676              79,235
                                                                                ----------------         -----------
               Net cash used in operating activities                                    (742,604)         (1,925,381)
                                                                                ----------------         -----------
INVESTING ACTIVITIES:
   Purchases of equipment, furniture and fixtures                                       (158,792)           (344,477)
   Capitalized repertoire development cost                                              (292,837)           (525,219)
   Patent expenditures                                                                   (26,711)            (98,630)
                                                                                ----------------         -----------
               Net cash used in investing activities                                    (478,340)           (968,326)
                                                                                ----------------         -----------
FINANCING ACTIVITIES:
   Proceeds from private placement of Common Stock, net of offering costs              2,259,105                   -
   Sale (purchase) of short-term investments                                            (979,000)          1,460,798
   Proceeds from stock options and warrants exercised                                          -             111,564
   Repayment of long-term debt                                                                 -              (3,838)
                                                                                ----------------         -----------
               Net cash provided by financing activities                               1,280,105           1,568,524
                                                                                ----------------         -----------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                                                       59,161          (1,325,183)

CASH AND CASH EQUIVALENTS, beginning of year                                           1,174,293           2,499,476
                                                                                ----------------         -----------
CASH AND CASH EQUIVALENTS, end of year                                                 1,233,454           1,174,293
SHORT-TERM INVESTMENTS, end of year                                                      979,000                   -
                                                                                ----------------         -----------
Total cash equivalents and short-term investments, end of year                       $ 2,212,454         $ 1,174,293
                                                                                ================         ===========


        The accompanying notes are an integral part of these statements.

                           CODA MUSIC TECHNOLOGY, INC.
                          Notes to Financial Statements
                           December 31, 1997 and 1996

1.   Organization and Nature of Business:

Coda Music Technology, Inc. (the Company) develops and markets proprietary music technology products that enhance music learning and composition, increase productivity and make practicing and performing music fun. The Company's innovative products provide easy-to-use, efficient alternatives to traditional practice, education and composition techniques. The Company has incurred losses since inception and at December 31, 1997 had an accumulated deficit of $9,968,214. Management believes that cash and cash equivalents, short-term investments, its line of credit and funds generated from the sale of products will be sufficient to meet operating requirements in 1998.

2.  Summary  of Significant Accounting Policies:

Cash and Cash Equivalents and Short-Term Investments

Cash equivalents consist of money market instruments with original maturities of 90 days or less. Short-term investments consist of U. S. Treasury securities with original maturities of 12 months or less which are not cash equivalents. Cash equivalents and short-term investments are recorded at cost, which approximates fair value. All short-term investments are considered to be available for sale. Unrealized gains or losses were immaterial at December 31, 1997.

Inventories

Inventories are stated at the lower of first-in, first-out cost or market and consist of finished products and components.

Equipment, Furniture and Fixtures

Equipment, furniture and fixtures are stated at cost and are depreciated using the straight-line method over their estimated useful lives of two to five years. Repairs and maintenance are charged to expense as incurred.

Repertoire Development Costs

The Company capitalizes the costs incurred in the development of repertoire software in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The Company has capitalized $818,056 and $525,219 as of December 31, 1997 and 1996, respectively, of costs incurred in the development of repertoire. These costs are amortized using the straight-line method over the economic lives of the assets, not to exceed five years, beginning when the repertoire products are released. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining balance of repertoire development costs may not be recoverable. Other product development costs associated with development of software applications are charged to expense since the costs incurred between the point in time the technological feasibility of these products is established and the time when such products are available for general release to customers has not historically been significant.

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

Net Loss Per Common Share

Basic and diluted net loss per common was computed by dividing the net loss by the weighted average number of shares of Common Stock. In accordance with the requirements of Financial Accounting Standard No. 128 , which the company adopted as of December 31, 1997, common stock equivalents have been excluded from the calculation as their inclusion would be antidilutive.

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

3. Debt:

Line of Credit

The Company has a $500,000 line-of-credit agreement that expires on February 14, 1999. There were no borrowings outstanding as of December 31, 1997 and 1996. Borrowings under the agreement are limited to 75% of eligible accounts receivable plus 25% of eligible inventories, as defined, bear interest at the bank's reference rate (8.5% as of December 31, 1997) plus 1% and are collateralized by all of the accounts receivable, inventories and general intangibles of the Company. The loan agreement supporting the line of credit requires the Company to maintain certain levels of tangible net worth. While this agreement is in effect, the Company may not incur additional indebtedness, liquidate or merge the Company, pay dividends or acquire any other entity without the prior approval of the lender. Further, a 25% or more change in ownership of the Company constitutes an event of default under the agreement. At December 31, 1997, the Company was in compliance with all covenants of this agreement, as amended.

4.   Shareholders' Equity:

Authorized Shares

The Company's Restated Articles of Incorporation authorized the issuance of 30,000,000 shares of no par value capital stock. Of such authorized shares, 15,000,000 have been designated as common shares and 15,000,000 are undesignated as of December 31, 1997.

Private Placement of Common Stock

On May 29, 1997,  the Company  sold an  aggregate of 1,872,697  shares of Common
Stock and issued warrants to purchase, at $2.00 per share, an aggregate of 936,357 shares of Common Stock. The net proceeds of the offering totaled $2,259,105.

Stock Options

The Company has a stock option plan pursuant to which options for up to 975,000 shares of its Common Stock may be issued to key employees, directors and officers of the Company. The options vest over periods of up to five years and are granted at prices which must be at least equal to the fair market value of the Common Stock at the date of grant. The Company has also granted nonqualified stock options to key employees, directors and investors of the Company. The options vest over periods of up to four years and have been granted at prices which were equal to the fair market value of the Common Stock at the date of grant. In 1997, the Company repriced certain stock options previously granted to the fair market value at the date of repricing. The following summarizes stock issued under the Company's stock option plans.



                                                               Weighted
                                                                Average
                                                               Exercise
                                               Outstanding       Price
                                              ------------     ---------
Balance at December 31, 1995                     488,579        $2.44
   Granted                                       266,000         3.17
   Exercised                                     (65,747)        1.70
   Canceled                                     (116,296)        2.08
                                               ---------       ------
Balance at December 31, 1996                     572,536         2.94
   Granted                                       599,500         1.35
   Canceled                                     (422,416)        3.17
                                               ---------       ------
Balance at December 31, 1997                     749,620        $1.56
                                               =========       ======
Exercisable at December 31, 1997                 395,957        $1.76
                                               =========       ======



The Company accounts for stock options under Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these options been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the net loss and loss per share would have been increased to the following pro forma amounts:



                                                   1997               1996
                                               ------------        -----------
Net loss                     As reported       $(1,512,237)       $(1,771,046)
                             Pro forma          (1,764,810)        (2,195,037)
Basic and fully diluted
   net loss per share        As reported              (.28)              (.41)
                             Pro forma                (.32)              (.51)



All options outstanding at December 31, 1997 were granted with exercise prices greater than or equal to the fair market value of the Common Stock at the date of grant. The Company's Common Stock price at December 31, 1997 was $1.00, which is less than or equal to the exercise price of all options issued during 1997 and 1996. However, for purposes of calculating the above required disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997 and 1996, respectively: risk-free interest rates of 5.78 and 5.21, no expected dividend yield, expected lives of seven years and expected volatility of 34% and 53%. The weighted average fair value of options granted during 1997 and 1996 was $.42 and $1.92, respectively. Options issued during 1996 and 1997, which remain outstanding at December 31, 1997, have an exercise price between $1.00 and $4.50, a weighted average exercise price of $1.38 and a weighted average remaining contractual life of 5.9 years.

Warrants

In connection with certain financing transactions including the private placement of Common Stock in 1997, the Company has issued warrants to purchase 1,317,941 shares of Common Stock at prices between $2.00 and $7.20 per share, exercisable over periods of five to seven years from the date of grant. Warrants outstanding at December 31, 1997 totaled 1,309,691.

5. Income Taxes:

For income tax reporting purposes, net operating loss carryforwards approximated $8,600,000, of which $7,300,000 million is currently available to offset the Company's future taxable income as of December 31, 1997. These carryforwards begin to expire in 2005. A valuation allowance equal to the full amount of the related deferred tax asset has been established due to the uncertainty of its realization. Certain restrictions under the Tax Reform Act of 1986, caused by the change in ownership resulting from sales of Common Stock, limit annual utilization of the net operating loss carryforwards. The amount of the Company's taxable income that may be offset with preownership change net operating loss carryforwards is limited annually to approximately $1,000,000.

6. Commitments and Contingencies:

Operating Leases

The Company leases office and warehouse space and certain equipment under operating leases through 2000. Lease expense during 1997 totaled $118,676. The future minimum lease payments as of December 31, 1997 under these leases are $128,600 in 1998, $126,400 in 1999 and $114,200 in 2000.

Licensing and Exclusivity Agreements

The Company has entered into license/exclusivity agreements which require payments based on sales of its products or, in some cases, annual minimum payments. Minimum royalties related to a significant licensor are as follows:

              1998                                     $  200,000
              1999                                        300,000
              2000                                        300,000
              2001                                        300,000
              2002 and thereafter                       1,050,000

Royalty expense, including amounts related to the agreement referred to above, totaled $190,649 and $217,018 in the years ended December 31, 1997 and 1996, respectively, and are reflected as a component of cost of sales in the accompanying statements of operations.

Employment Agreement

The Company has an employment agreement with an officer which requires the Company to pay the officer one year's base salary of $157,500 plus medical insurance premiums, in the event of termination.

401(k) Savings Plan

The Company has established a 401(k) savings plan for the benefit of qualified employees. Under the plan, qualified employees may elect to defer up to 15% of their compensation, subject to a maximum limit determined by the Internal Revenue Service. The Company, at the discretion of the board of directors, may elect to make additional contributions. The Company made no contributions to the plan in 1997 or 1996.

7.   Management Fee:

The Company paid management fees totaling $24,000 during the years ended December 31, 1997 and 1996 to an affiliate of a director for management services provided to the Company.