Form 10KSB, Exhibit 13
period 1998-12-31
CODA MUSIC TECHNOLOGY INC
filed 1999-03-24
CIK 920707

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


General

The Company develops and markets proprietary music technology products that enhance music learning and composition, increase productivity and make practicing and performing music fun. These products include Finale, a music notation product used by professional and amateur composers alike; Finale Allegro, a less fully featured, value priced version of Finale; SmartMusic Studio (previously called Vivace), an Intelligent Accompaniment product used by musicians and vocalists to make practice more fun and productive; and an extensive catalog of SmartMusic Accompaniments.

The Company acquired the Finale product on December 31, 1992 and enhanced and marketed this product while developing Vivace accompaniment products. In June 1994, the first test markets of the Vivace product were launched with a modular system product at a suggested retail price of $2,295. In the spring of 1996, the Company released new configurations of the Vivace product at lower suggested retail prices together with upgraded features which included support for vocalists. The Company announced in July 1997 and began shipping in the fourth quarter of 1997 a software version of the product with a suggested retail price of $199 and repositioned the product as a complete practice system, the Vivace Practice Studio(TM). Early in 1998 further technology advancements enabled the Company to eliminate expensive hardware components. Simultaneously the strategic decisions were made to change the name of the application to SmartMusic Studio and lower the suggested retail price to $99.95 with a primary goal of expanding the base of users and increasing the amount and frequency of SmartMusic Accompaniment sales.

Previously, the Company's marketing efforts of Vivace products were directed primarily toward music educators and the products were distributed exclusively through music instrument retailers. As a result of new price points and the addition of popular titles to the Company's accompaniment catalog the Company is now poised to also target the home and student market segments. The Company has also expanded its distribution channels to include a limited number of mail order retailers and direct sales.

The Company has historically released annual upgrades of the Finale notation product. In addition, Finale Allegro was upgraded in 1998 for the first time since its original release in 1994.

Results of Operations

For the year ended December 31, 1998 compared to the year ended December 31,
1997

Net sales. Net sales for 1998 were $6,413,045 or 15% higher than revenues for 1997. This total increase reflects a 19% increase in Finale, a 47% increase in Finale Allegro, a 27% increase in SmartMusic Accompaniments, offset by an 18% decrease in revenues from the SmartMusic Studio (and its predecessor Vivace Practice Studio) product and miscellaneous accessories. Finale and Finale Allegro net sales totaled $5,185,014 in 1998 as compared to $4,312,378 in 1997. The increase in Finale and Finale Allegro revenue results from a change in the timing of the release of the Finale product upgrades between years, the new Finale Allegro upgrade and a general increase in product sales. As the Company transitioned the Vivace Intelligent Accompaniment product to its new software version, SmartMusic revenues decreased 27% to $1,228,031 in 1998 from $1,250,727 in 1997 due to lower retail prices. The Company sold 4,613 applications (a combination of Vivace and SmartMusic) in 1998, a 77% increase over the number of units sold during 1997. In addition, approximately 58,000 SmartMusic software CD-ROMs were distributed since the introduction of SmartMusic Studio. The number of accompaniments increased 30% to 24,752 units in 1998 from 19,000 units in 1997. This increase is primarily related to the transition to a lower priced application product necessary to run the accompaniments. Accompaniment units sold in 1998 were net of cartridge returns from the product repositioning undertaken early in 1998.

Gross profit. The 37% increase in gross profit dollars between years reflects the sales increases described above, reduction in product costs for all product lines and a reduction of licensing fees as a result of a contract re-negotiation. The 1998 gross profit percentage of 82% compares favorably to the 1997 gross profit percentage of 69%.

Sales and marketing expenses. Sales and marketing expenses of $1,790,331 decreased $539,910 or 23% compared to 1997. The principal components of this decrease include approximately $225,000 related to decreased material design and duplication costs incurred last year with the introduction of the Vivace Practice Studio product; $113,000 related to decreased travel and attendance at trade shows; $78,000 related to lower personnel costs; and $66,000 related to reduced professional fees for product studies and analysis. The remainder of the decrease relates to general expense decreases across most of the other sales and marketing categories with the exception of direct mail and promotion.

Product development expenses. The Company expensed product development costs of $1,657,213 in 1998, an increase of $101,553 or 6.5% over 1997 expenses. The increase includes approximately $190,000 of increased personnel costs as a result of competitive hiring; $63,000 related to increased amortization of capitalized repertoire development costs offset by $121,000 related to the elimination of amortization of software translation costs incurred in 1997.

General and administrative expenses. General and administrative expenses of $1,866,549 in 1998 were $276,581 or 17% greater than the amount incurred in 1997. The increase includes approximately $109,000 from the reinstatement of bonus payments forgone in 1997; $69,000 from professional fees related to various studies; $62,000 of increased personnel costs as a result of various personnel transitions; and $47,000 increased legal fees related to an acquisition effort (which was not consummated) and various contract negotiations.

Product repositioning. In 1998 the Company developed SmartMusic Studio, a new and renamed version of the Vivace Practice Studio(TM) product. In connection with this introduction, the Company no longer needed to utilize some component parts. Expenses totaling $856,000 for product returns and inventory write-offs were incurred relating to this product repositioning.

Interest income, net. The Company had net interest income of $88,670 in 1998 compared to $98,438 in 1997. The $9,768, or 10%, decrease related primarily to lower cash balances and funds available for investment.

Net loss. The net loss of $804,455 for 1998 is favorable compared to the loss of $1,512,237 incurred in 1997. This decrease in the loss is attributable to the changes in revenues and costs described above. The Company would have produced net income of $51,545 without the $856,000 repositioning cost described above.

Income Taxes

Because of net operating losses the Company has not incurred income tax expense. For income tax reporting purposes, net operating loss carryforwards approximated $9,560,000, of which $9,300,000 million is currently available to offset the Company's future taxable income as of December 31, 1998. These carryforwards begin to expire in 2005. A valuation allowance equal to the full amount of the related deferred tax asset has been established due to the uncertainty of its realization. The valuation allowance will be removed when the Company believes profits are such that the deferred tax assets will be realized.

Liquidity and Capital Resources

In May 1997, the Company received net proceeds of $2,259,105 from the private placement of 1,872,697 shares of its Common Stock and warrants to purchase additional shares. The proceeds were invested in short-term securities.

The Company has a $500,000 line of credit with a bank available to finance its working capital requirements. The borrowings under the line of credit are limited to 75% of eligible accounts receivable plus 25% of eligible inventories, as defined, bear interest at 1% over the bank's reference rate and are collateralized by all of the accounts receivable, inventory and general intangibles of the Company. Among other requirements, the loan agreement requires the Company to maintain minimum levels of tangible net worth, as defined in the agreement. While the agreement is in effect, the Company may not incur additional indebtedness, liquidate or merge the Company, pay dividends or acquire any other entity without the prior approval of the lender. Further, a 25% or more change in ownership of the Company constitutes an event of default under the agreement. As of December 31, 1998, there were no borrowings under the line of credit and the Company was in compliance with all terms of the agreement, as amended.

Net cash provided by operating activities totaled $296,705 in 1998 and net cash used by operating activities totaled $742,604 in 1997. In addition, the Company made capital expenditures for furniture, equipment and fixtures of $136,988 in 1998 and $158,792 in 1997.

The Company anticipates that capital expenditures for 1999 will approximate $75,000. Management believes existing cash and proceeds from line of credit borrowings, together with funds generated from the sale of products will be sufficient to fund its capital expenditure, product development and working capital requirements through 1999.

Year 2000 Issue

The Company's overall goal is to be Year 2000 ready by September 1999, which means that critical systems, devices, applications or business relationships have been evaluated and are expected to be suitable for continued use into and beyond the Year 2000, or contingency plans are in place. The Company began addressing the Year 2000 issue in 1997 by beginning to assess its business computer systems, such as general ledger, payroll, customer billing and inventory control. The Company's major systems were upgraded at the end of 1998 with systems that were designed to be Year 2000 ready. The company plans to evaluate any remaining systems to ensure they are Year 2000 ready.

During mid-1998 a Year 2000 Committee was established, which includes the Chief Financial Officer and Vice President of Development to provide direction to the Year 2000 efforts. The first steps included evaluating in house systems and the software programs the Company currently markets. The Company's current Finale and Finale Allegro applications do not use any date calculations in their operations. The Company's current SmartMusic Studio, Vivace and Practice Studio applications do use a date calculation in the Practice Reports feature; however, no Year 2000 problems were encountered while testing these applications in both Macintosh and Windows operating systems.

The next step will be to initiate formal communications with suppliers which are active in our system to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issue. The Company cannot predict the outcome of other companies' remediation efforts. The Company currently plans to complete the Year 2000 Project by September 1999. To date approximately $50,000 has been spent, primarily all for new software and hardware purchases, which have been capitalized. The remaining costs are not expected to be significant. The costs of the project and the date on which the Company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events.

At this time, the Company believes its most likely worst-case scenario is that operations could be temporarily suspended. Although the Company does not believe that this scenario will occur, if it does, the Company does not expect that it would have a material adverse effect on the Company's financial position and results of operations.

Contingency plans will be prepared so that the Company's critical business processes can be expected to continue to function on January 1, 2000 and beyond. These plans are intended to mitigate both internal risks as well as potential risks in the supply chain of the Company's suppliers and customers.

Future Results

The Company cautions investors that actual results of future operations may differ from those anticipated in forward-looking statements due to a number of factors. The Company has a limited operating history from which investors might judge its ability to market at a profit its SmartMusic products. Investors should also consider: sales and distribution issues, the potential need for additional capital; additional development work required for new products; dependence on accompaniment sales and development; competition; dependence on suppliers; the impact of Year 2000 issues internally and from third parties; and dependence on proprietary technology. For a more complete description, see "Cautionary Statements" under Item 1 of the Company's Form 10-KSB for the year ended December 31, 1998.

Common Stock Price Ranges

The Company's Common Stock trades on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol: COMT. The following table sets forth the quarterly high and low trade prices for the years ending December 31, 1998 and 1997:

                 1998                               1997
Quarter    High          Low                High            Low
First      $1.58         $  .50             $2.38           $1.63
Second      2.00           1.00              2.50            1.13
Third       1.37            .56              1.81            1.13
Fourth      1.50            .62              1.25             .75

As of December 31, 1998, there were approximately 150 shareholders of record of the Company's Common Stock. In addition, the Company estimates that an additional 1,500 shareholders own stock held for their accounts at brokerage firms and financial institutions. The Company has never paid cash dividends on any of its securities. The Company currently intends to retain any earnings for use in its operations and does not anticipate paying cash dividends in the foreseeable future. The Company's bank line of credit prohibits the payment of dividends without prior approval of the lender.

                          INDEPENDENT AUDITOR'S REPORT





To the Stockholders
Coda Music Technology, Inc.

We have audited the accompanying balance sheet of Coda Music Technology, Inc. (a Minnesota corporation) as of December 31, 1998, and the related statement of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Coda Music Technology, Inc. for the year ended December 31, 1997 were audited by other auditors whose report, dated February 20, 1998 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 financial statements referred to above present fairly, in all material respects, the financial position of Coda Music Technology, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



/s/ McGladrey & Pullen, LLP



Minneapolis, Minnesota,
March 1, 1999

                           CODA MUSIC TECHNOLOGY, INC.

                                 Balance Sheets

                                As of December 31


                                                                                           1998                1997
                                    ASSETS                                                 ----                ----

CURRENT ASSETS:
   Cash and cash equivalents                                                          $   563,685         $ 1,233,454
   Short-term investments                                                               1,411,420             979,000
   Accounts receivable, less allowance of $25,000                                         275,817             477,960
   Inventories                                                                            274,163             616,696
   Other current assets                                                                    93,825              93,200
                                                                                      -----------         -----------
               Total current assets                                                     2,618,910           3,400,310
EQUIPMENT, FURNITURE AND FIXTURES, less accumulated depreciation of
   $1,018,108 and $891,209                                                                273,425             370,105

REPERTOIRE DEVELOPMENT COSTS, net of
   amortization of $548,553 and $226,611                                                  643,248             591,445

PREPAID ROYALTIES                                                                         185,144             181,105

OTHER ASSETS                                                                               87,881              88,279
                                                                                      -----------         -----------
                                                                                      $ 3,808,608         $ 4,631,244
                                                                                      ===========         ===========
                     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                                                   $   228,677         $   294,398
   Accrued expenses:
      Compensation                                                                        405,804             185,734
      Royalties                                                                            47,026              32,753
      Postcontract support                                                                103,000              98,000
      Other                                                                                 8,494              73,398
   Deferred revenue                                                                        61,017             202,603
                                                                                      -----------         -----------
               Total current liabilities                                                  854,018             886,886
                                                                                      -----------         -----------
COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS' EQUITY (Notes 3 and 4):
   Common Stock, without par value, 15,000,000 shares
     authorized; 6,194,732 and 6,199,732 issued and
     outstanding                                                                       13,707,259          13,712,572
   Accumulated deficit                                                                (10,752,669)         (9,968,214)
                                                                                      -----------         -----------
               Total shareholders' equity                                               2,954,590           3,744,358
                                                                                      -----------         -----------
                                                                                      $ 3,808,608         $ 4,631,244
                                                                                      ===========         ===========


      The accompanying notes are an integral part of these balance sheets.

                           CODA MUSIC TECHNOLOGY, INC.

                            Statements of Operations

                         For the Years Ended December 31


                                                                                           1998               1997
                                                                                 ----------------------------------------
NET SALES                                                                               $ 6,413,045        $ 5,563,105

COST OF SALES                                                                             1,136,077          1,697,911
                                                                                        -----------        -----------
GROSS PROFIT                                                                              5,276,968          3,865,194
                                                                                        -----------        -----------
OPERATING EXPENSES:
   Sales and marketing                                                                    1,790,331          2,330,241
   Product development                                                                    1,657,213          1,555,660
   General and administrative                                                             1,866,549          1,589,968
   Product repositioning (Note 2)                                                           856,000                  -
                                                                                        -----------        -----------
               Total operating expenses                                                   6,170,093          5,475,869
                                                                                        -----------        -----------
LOSS FROM OPERATIONS                                                                       (893,125)        (1,610,675)

INTEREST INCOME, net                                                                         88,670             98,438
                                                                                        -----------        -----------
               Net loss                                                                 $  (804,455)       $(1,512,237)
                                                                                        ===========        ===========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (Note 2)                                       6,198,965          5,435,261
                                                                                        ===========        ===========
BASIC AND DILUTED NET LOSS PER COMMON SHARE (Note 2)                                    $      (.13)       $      (.28)
                                                                                        ===========        ===========



        The accompanying notes are an integral part of these statements.

                           CODA MUSIC TECHNOLOGY, INC.

                       Statements of Shareholders' Equity

                         For the Years Ended December 31



                                                                 Common Stock
                                                            -------------------------      Accumulated
                                                             Shares         Amount           Deficit           Total
                                                            ---------     -----------     ------------      ---------
BALANCE, December 31, 1996                                  4,327,035     $11,453,467     $ (8,455,977)     $2,997,490
   Sale of Common Stock, net of offering costs (Note 4)     1,872,697       2,259,105                -       2,259,105
   Net loss                                                         -               -       (1,512,237)     (1,512,237)
                                                            ---------     -----------     ------------      ----------
BALANCE, December 31, 1997                                  6,199,732      13,712,572       (9,968,214)      3,744,358
   Purchase of Common Stock (Note 4)                           (5,000)         (5,313)               -          (5,313)
   Licensing expense from the issuance of warrants                  -               -           20,000          20,000
   Net loss                                                         -               -         (804,455)       (804,455)
                                                            ---------     -----------     ------------      ----------
BALANCE, December 31, 1998                                  6,194,732     $13,707,259     $(10,752,669)     $2,954,590
                                                            =========     ===========     ============      ==========



        The accompanying notes are an integral part of these statements.

                           CODA MUSIC TECHNOLOGY, INC.

                            Statements of Cash Flows

                         For the Years Ended December 31


                                                                                            1998              1997
                                                                                        ----------        -----------
OPERATING ACTIVITIES:
   Net loss                                                                             $ (804,455)       $(1,512,237)
   Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
         Depreciation and amortization                                                     574,016            584,159
         Licensing expense from issuance of warrants                                        20,000                  -
         Change in current assets and liabilities:
            Accounts receivable                                                            202,143            118,986
            Inventories                                                                    342,533            366,679
            Prepaid royalties                                                               (4,039)           (62,635)
            Other current assets                                                              (625)           (40,098)
            Accounts payable                                                               (65,721)           (71,873)
            Accrued expenses                                                               174,439           (126,261)
            Deferred revenue                                                              (141,586)               676
                                                                                        ----------        -----------
               Net cash provided by (used in) operating activities                         296,705           (742,604)
                                                                                        ----------        -----------
INVESTING ACTIVITIES:
   Purchases of equipment, furniture and fixtures                                         (136,988)          (158,792)
   Capitalized repertoire development cost                                                (373,745)          (292,837)
   Purchase of short-term investments                                                   (5,837,453)        (4,133,123)
   Sale of short-term investments                                                        5,405,033          3,154,123
   Patent expenditures                                                                     (18,008)           (26,711)
                                                                                        ----------        -----------
               Net cash used in investing activities                                      (961,161)        (1,457,340)
                                                                                        ----------        -----------
FINANCING ACTIVITIES:
   Purchase of Common Stock                                                                 (5,313)                 -
   Proceeds from private placement of Common Stock, net of offering costs
                                                                                                 -          2,259,105
                                                                                        ----------        -----------
               Net cash provided by (used in) financing activities                          (5,313)         2,259,105
                                                                                        ----------        -----------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                                                       (669,769)            59,161

CASH AND CASH EQUIVALENTS, beginning of year                                             1,233,454          1,174,293
                                                                                        ----------        -----------
CASH AND CASH EQUIVALENTS, end of year                                                     563,685          1,233,454
SHORT-TERM INVESTMENTS, end of year                                                      1,411,420            979,000
                                                                                        ----------        -----------
Total cash equivalents and short-term investments, end of year                          $1,975,105        $ 2,212,454
                                                                                        ==========        ===========



        The accompanying notes are an integral part of these statements.

                           CODA MUSIC TECHNOLOGY, INC.

                          Notes to Financial Statements

                           December 31, 1998 and 1997


1.   Organization and Nature of Business:

Coda Music Technology, Inc. (the Company) develops and markets proprietary music technology products that enhance music learning and composition, increase productivity and make practicing and performing music fun. The Company's innovative products provide easy-to-use, efficient alternatives to traditional practice, education and composition techniques.

Management believes that cash and cash equivalents, short-term investments, its line of credit and funds generated from the sale of products will be sufficient to meet operating requirements in 1999.

2.   Summary of Significant Accounting Policies:

Cash and Cash Equivalents and Short-Term Investments

Cash equivalents consist of money market instruments with original maturities of 90 days or less. Short-term investments consist of U. S. Treasury securities with original maturities of 12 months or less which are not cash equivalents. Cash equivalents and short-term investments are recorded at cost, which approximates fair value. All short-term investments are considered to be available for sale. Unrealized gains or losses were immaterial at December 31, 1998 and 1997. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, trade accounts receivable, accounts payable and a line of credit for which current carrying amounts approximate fair market value.

Inventories

Inventories are stated at the lower of first-in, first-out cost or market and consist of finished products and components.

Equipment, Furniture and Fixtures

Equipment, furniture and fixtures are stated at cost and are depreciated using the straight-line method over their estimated useful lives of two to five years. Repairs and maintenance are charged to expense as incurred.

Repertoire Development Costs

The Company capitalizes the costs incurred in the development of repertoire software in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or

Otherwise Marketed." The Company has capitalized $1,191,801 and $818,056 as of December 31, 1998 and 1997, respectively, of costs incurred in the development of repertoire. These costs are amortized using the straight-line method over the economic lives of the assets, not to exceed five years, beginning when the repertoire products are released. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining balance of repertoire development costs may not be recoverable.

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

Revenue Recognition

Revenues and related cost of sales are recorded at the time of shipment. In the event that software upgrade rights are granted to customers at no charge, associated revenues are deferred until shipment of the upgrade. Costs are accrued for estimated returns relating to stock balancing arrangements with resellers. Costs related to insignificant obligations, which include telephone support, are accrued.

Product Repositioning

The Company has developed SmartMusic Studio, a new and renamed version of the Vivace Practice Studio(TM) product. In connection with this introduction, the Company will no longer need to utilize some of the component parts. The Company recorded the cost of returns, exchanges and inventory obsolescence resulting from this product repositioning and classified the net charge as an operating expense in 1998.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net Loss per Common Share

Basic and diluted net loss per common share was computed by dividing the net loss by the weighted average number of shares of Common Stock. In accordance with the requirements of Financial Accounting Standard No. 128, common stock equivalents have been excluded from the calculation, as their inclusion would be antidilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   Debt:

Line of Credit

The Company has a $500,000 line-of-credit agreement that expires on February 14, 2000. There were no borrowings outstanding as of December 31, 1998 and 1997. Borrowings under the agreement are limited to 75% of eligible accounts receivable plus 25% of eligible inventories, as defined, bear interest at the bank's reference rate (7.75% as of December 31, 1998) plus 1% and are collateralized by all of the accounts receivable, inventories and general intangibles of the Company. The loan agreement supporting the line of credit requires the Company to maintain certain levels of tangible net worth. While this agreement is in effect, the Company may not incur additional indebtedness, liquidate or merge the Company, pay dividends or acquire any other entity without the prior approval of the lender. Further, a 25% or more change in ownership of the Company constitutes an event of default under the agreement.

4. Shareholders' Equity:

Authorized Shares

The Company's Restated Articles of Incorporation authorized the issuance of 30,000,000 shares of no par value capital stock. Of such authorized shares, 15,000,000 have been designated as common shares and 15,000,000 are undesignated as of December 31, 1998.

Purchase/Sale of Common Stock

On November 2, 1998 the Company purchased 5,000 shares of Common Stock for retirement at $1.0625 for a total cost of $5,313. On May 29, 1997, the Company sold an aggregate of 1,872,697 shares of Common Stock and issued warrants to purchase, at $2.00 per share, an aggregate of 936,357 shares of Common Stock. The net proceeds of the offering totaled $2,259,105.

Stock Options

The Company has a stock option plan pursuant to which options for up to 975,000 shares of its Common Stock may be issued to key employees, directors and officers of the Company. The options vest over periods of up to five years and are granted at prices which must be at least equal to the fair market value of the Common Stock at the date of grant.

The Company has also granted nonqualified stock options to key employees, directors and investors of the Company. The options vest over periods of up to four years and have been granted at prices which were equal to the fair market value of the Common Stock at the date of grant. In 1998 and 1997, the Company repriced certain stock options previously granted to the fair market value at the date of repricing.

The following summarizes stock issued under the Company's stock option plans.

                                                            Weighted
                                                             Average
                                                            Exercise
                                        Outstanding           Price
                                        -----------         --------
Balance at December 31, 1996               572,536            $2.94
   Granted                                 599,500             1.35
   Canceled                               (422,416)            3.17
                                         ---------            -----
Balance at December 31, 1997               749,620             1.56
   Granted                                  89,000             1.22
   Canceled                               (209,120)            1.68
                                         ---------            -----
Balance at December 31, 1998               629,500            $1.42
                                         =========            =====
Exercisable at December 31, 1998           401,197            $1.53
                                         =========            =====
Exercisable at December 31, 1997           395,957            $1.76
                                         =========            =====

The Company accounts for stock options under Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these options been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the net loss and loss per share would have been increased to the following pro forma amounts:


                                                     1998             1997
                                                  ---------      -----------
Net loss                        As reported       $(804,455)     $(1,512,237)
                                Pro forma          (825,146)      (1,764,810)
Basic and diluted net loss
  per share                     As reported            (.13)            (.28)
                                Pro forma              (.13)            (.32)

All options outstanding at December 31, 1998 were granted with exercise prices greater than or equal to the fair market value of the Common Stock at the date of grant. For purposes of calculating the above required disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998 and 1997, respectively: risk-free interest rates of 4.94 and 5.78, no expected dividend yield, expected lives of seven years and expected volatility of 57% and 34%.

The weighted average fair value of options granted during 1998 and 1997 was $.76 and $.42, respectively. Options issued, which remain outstanding at December 31, 1998, have an exercise price between $1.00 and $4.50, and a weighted average remaining contractual life of 4.4 years.

Warrants

In connection with certain financing and other transactions, the Company has issued warrants to purchase shares of Common Stock at prices between $1.25 and $7.20 per share, exercisable over periods of five to seven years from the date of grant. Warrants outstanding at December 31, 1998 total 1,227,191, have a weighted average exercise price of $2.68 and expire as follows: 1999-40,834, 2000-1,036,357, 2001-50,000, 2002-70,000 and 2005-30,000.

5.   Income Taxes:

Because of net operating losses the Company has not incurred income tax expense. For income tax reporting purposes, net operating loss carryforwards approximated $9,560,000, of which $9,300,000 is currently available to offset the Company's future taxable income as of December 31, 1998. These carryforwards begin to expire in 2005. A valuation allowance equal to the full amount of the related deferred tax asset has been established due to the uncertainty of its realization. The valuation allowance will be removed when the Company believes profits are such that the deferred tax assets will be realized.

6.   Foreign Sales:

The Company had foreign export sales amounting to 15.2% and 18.0% of total net sales for the years ended December 31, 1998 and 1997 respectively. The sales were made principally to the following locations:

                          1998                     1997
                         ------                  ------
Germany                    2.9%                    3.8%
Japan                      2.9                     2.4
United Kingdom             1.4                     1.9
Canada                     1.3                     2.5
Elsewhere                  6.7                     7.4
                         ------                  ------
                          15.2%                   18.0%

7.   Commitments and Contingencies:

Operating Leases

The Company leases office and warehouse space and certain equipment under operating leases through 2003. The future minimum lease payments as of December 31, 1998 under these leases are $134,000 in 1999, $127,000 in 2000, $13,000 in
2001, $13,000 in 2002 and $10,000 in 2003. Rent expense for the years ended December 31, 1998 and 1997 was $141,569 and $139,930 respectively.

Licensing and Exclusivity Agreements

The Company has entered into license/exclusivity agreements which require payments based on sales of its products or, in some cases, annual minimum payments. Minimum royalties related to a significant licensor are as follows:

            1999                      $  64,730
            2000                         52,230
            2001                         37,230
            2002                         32,730
            2003 and thereafter          98,190

Royalty expense, including amounts related to the agreement referred to above, totaled $205,431 and $190,649 in the years ended December 31, 1998 and 1997, respectively, and are reflected as a component of cost of sales in the accompanying statements of operations.

Employment Agreement

The Company has an employment agreement with an officer which requires the Company to pay the officer one year's base salary of $163,000 plus medical insurance premiums, in the event of termination.

401(k) Savings Plan

The Company has established a 401(k) savings plan for the benefit of qualified employees. Under the plan, qualified employees may elect to defer up to 15% of their compensation, subject to a maximum limit determined by the Internal Revenue Service. The Company, at the discretion of the Board of Directors, may elect to make additional contributions. The Company made no contributions to the plan in 1998 or 1997.

8.   Management Fee:

The Company paid management fees totaling $30,300 and $24,000 during the years ended December 31, 1998 and 1997 respectively to affiliates of directors for management services provided to the Company. There were no amounts owed to these affiliates at December 31, 1998.