Form 10KSB, Exhibit 13
period 1999-12-31
CODA MUSIC TECHNOLOGY INC
filed 2000-03-24
CIK 920707

EXHIBIT 13
Management's Discussion and Analysis of
Financial Condition and Results of Operation

GENERAL

The Company develops and markets proprietary music technology products that enhance music learning and composition, increase productivity and make practicing and performing music fun. These products include Finale, a music notation product used by professional and amateur composers alike; Finale Allegro, a less fully featured, value-priced version of Finale; Print Music!, an entry-level notation product; SmartMusic Studio (previously called Vivace(R)), an Intelligent Accompaniment product used by musicians and vocalists to make practice more fun and productive; and an extensive catalog of SmartMusic Accompaniments(TM).

The Company acquired the Finale product on December 31, 1992 and enhanced and marketed this product while developing Vivace accompaniment products. In June 1994, the first test markets of the Vivace product were launched with a modular system product at a suggested retail price of $2,295. Technology advancements enabled the Company over several stages to reduce, then eliminate expensive hardware components. Early in 1998, the software-based product was renamed SmartMusic Studio. Late in 1999, SmartMusic Studio was further upgraded to SmartMusic Studio 6.0, with an updated look, and suggested retail prices of $79.95 and $119.95, depending on features included.

The Company has historically released annual upgrades of the Finale notation product. Finale 2000, Finale Allegro 98 and Print Music! were released in 1999.

RESULTS OF OPERATIONS

For the year ended December 31, 1999 compared to the year ended December 31,
1998

Net Sales. Net sales for 1999 were $6,356,136 or 1% lower than revenues for 1998. This total decrease reflects a 10% increase in Finale, Finale Allegro and Print Music! sales, offset by a 45% decrease in SmartMusic Accompaniments and SmartMusic Studio product and miscellaneous accessories sales. Finale 2000 sales since product release are 20% higher than Finale 98 for the same time period. The decrease in SmartMusic Applications and accompaniments is attributable to smaller promotion efforts while waiting for the release of SmartMusic Studio 6.0, and difficulties in transitioning to new channels to market that include both distributors and a direct to general consumer market. Comparative SmartMusic Studio unit sales information for the year is represented in the table below:

                                            12/31/99       12/31/98
 Applications                                  2,352         4,613
 Accompaniments (Repertoires)                 19,123        24,752

Gross Profit. The 6% increase in gross profit dollars between years reflects improved gross margins and product mix changes due to Finale sale increases and SmartMusic sale decreases. The 1999 gross profit percentage of 88% compares favorably to the 1998 gross profit percentage of 82%.

Sales and Marketing Expenses. Sales and marketing expenses of $2,040,615 increased $342,900 or 20% compared to 1998. The principal components of this increase include approximately $113,076 related to increased material design and duplication costs for the development of new box designs and promotional materials for existing and new products; $39,322 related to increased travel and attendance at trade shows; and $179,613 related to higher personnel costs partially due to the addition of a Vice President of Marketing and Sales late in 1998.

Product Development Expenses. The Company expensed product development costs of $1,341,166 in 1999, a decrease of $316,047 or 19% over 1998 expenses. The decrease is related to reductions in personnel costs as a result of lower repertoire development efforts for SmartMusic Accompaniments.

General and Administrative Expenses. General and administrative expenses of $2,729,191 in 1999 were $794,015 or 41% greater than the amount incurred in 1998. The increase relates to $989,491 from the investment in Internet activities, primarily consulting, offset by reductions in other general and administrative areas including personnel, legal, director fees and travel.

Product Repositioning. In 1998, the Company developed SmartMusic Studio, a new and renamed version of the Vivace Practice Studio(TM) product. In connection with this introduction, the Company no longer needed to utilize some component parts. Expenses totaling $856,000 for product returns and inventory write-offs were incurred in 1998 relating to this product repositioning.

Interest Income, Net. The Company had net interest income of $71,645 in 1999 compared to $88,670 in 1998. The $17,025, or 19%, decrease related primarily to lower cash balances and funds available for investment.

Net Loss. The net loss of $455,612 for 1999 is favorable compared to the loss of $804,455 incurred in 1998, This decrease in the loss is attributable to the changes in revenues and costs described above. The Company would have produced net income of $533,879 without the $989,491 Internet investment costs.

INCOME TAXES

Because of net operating losses the Company has not incurred income tax expense. For income tax reporting purposes, net operating loss carryforwards approximated $10 million, which is currently available to offset the Company's future taxable income as of December 31, 1999. These carryforwards begin to expire in 2005. A valuation allowance equal to the full amount of the related deferred tax assets has been established due to the uncertainty of its realization. The valuation allowance will be removed when the Company believes profits are such that the deferred tax assets will be realized.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a $500,000 line of credit with a bank available to finance its working capital requirements. The borrowings under the line of credit are limited to 75% of eligible accounts receivable plus 25% of eligible inventories, as defined, bear interest at 1% over the bank's reference rate and are collateralized by all of the accounts receivable, inventory and general intangibles of the Company. Among other requirements, the loan agreement requires the Company to maintain minimum levels of tangible net worth, as defined in the agreement. While the agreement is in effect, the Company may not incur additional indebtedness, liquidate or merge the Company, pay dividends or acquire any other entity without the prior approval of the lender. Further, a 25% or more change in ownership of the Company constitutes an event of default under the agreement. As of December 31, 1999, there were no borrowings under the line of credit and the Company was in compliance with all terms of the agreement, as amended.

Net cash provided by operating activities totaled $498,567 in 1999 and net cash provided by operating activities totaled $296,705 in 1998. In addition, the Company made capital expenditures for furniture, equipment and fixtures of $342,526 in 1999 and $136,988 in 1998. The increase in such expenditures was due to the payment of $200,000 in 1999 in connection with a new financial and operation software system to be installed in 2000, the total cost of which is estimated at $450,000. The Company anticipates that capital expenditures for 2000 will be approximately $375,000. Management believes existing cash and proceeds from line of credit borrowings, together with funds generated from the sale of products, will be sufficient to fund its capital expenditure, product development and working capital requirements through 2000.

FUTURE RESULTS

The Company cautions investors that actual results of future operations may differ from those anticipated in forward-looking statements due to a number of factors. Forward-looking statements provide current expectations or forecasts of future events and can be identified by the use of terminology such as "believe," "estimate," "expect," "intend," "may," "could," "will" and similar words or expressions. The Company's forward-looking statements generally relate to its growth strategy, financial results, product development and sales efforts. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. The Company undertakes no obligation to update any forward-looking statements. The Company has a limited operating history from which investors might judge its ability to market at a profit its SmartMusic Studio products. Investors should also consider: expenditures for the Company's Internet strategy; sales and distribution issues, the potential need for additional capital; additional development work required for new products; dependence on accompaniment sales and development; competition; dependence on suppliers; and dependence on proprietary technology. For a more complete description, see "Cautionary Statements" under Item 1 of the Company's Form 10-KSB for the year ended December 31, 1999. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historic results. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.

COMMON STOCK PRICE RANGES

The Company's Common Stock trades on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol: COMT.

The following table sets forth the quarterly high and low trade prices for the years ending December 31, 1999 and 1998:

   COMMON                       1999                      1998
   STOCK                 HIGH          LOW         HIGH          LOW
   First quarter         $2.13        $1.31        $1.58         $.50
   Second quarter         2.50         1.19         2.00         1.00
   Third quarter          6.00         2.41         1.37          .56
   Fourth quarter         3.88         2.19         1.50          .62

As of December 31, 1999, there were approximately 150 shareholders of record of the Company's Common Stock. In addition, the Company estimates that an additional 1,500 shareholders own stock held for their accounts at brokerage firms and financial institutions. The Company has never paid cash dividends on any of its securities. The Company currently intends to retain any earnings for use in its operations and does not anticipate paying cash dividends in the foreseeable future. The Company's bank line of credit prohibits the payment of dividends without prior approval of the lender.

CODA MUSIC TECHNOLOGY, INC.

Consolidated Balance Sheets As of December 3l


                                                                      1999             1998
ASSETS
Current Assets:
  Cash and cash equivalents                                       $ 1,345,599        $  563,685
  Short-term investments                                              608,600         1,411,420
  Accounts receivable, less allowance of $25,000                      484,515           432,604
  Inventories                                                         200,242           274,163
  Other current assets                                                119,480            93,825
     Total current assets                                           2,758,436         2,775,697
                                                                  -----------        ----------
Equipment, Furniture and Fixtures, at cost, less
    accumulated depreciation of $841,348 and $1,018,108               249,660           273,425

Software Deposit                                                      200,000                 -

Repertoire Development Costs, net of accumulated
    amortization of $869,548 and $548,553                             486,891           643,248

Prepaid Royalties                                                     192,490           185,144

Other Assets                                                           99,527            87,881
                                                                  -----------        ----------
                                                                  $ 3,987,004        $3,965,395
                                                                  ===========        ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                                $   619,944        $  228,677
  Reserve for Product Returns                                         210,858           156,787
  Accrued expenses:
  Compensation                                                        373,761           405,804
  Royalties                                                            56,474            47,026
  Postcontract support                                                 80,000           103,000
  Other                                                                38,209             8,494
  Deferred revenue                                                     89,548            61,017
                                                                  -----------        ----------
    Total current liabilities                                       1,468,794         1,010,805

Commitments and Contingencies (Note 7)

Shareholders' Equity (Notes 3 and 4):

    Common Stock, without par value, 15,000,000 shares
    authorized; 6,216,319 and 6,194,732 issued and
    outstanding                                                    13,726,491        13,707,259
Accumulated deficit                                               (11,208,281)      (10,752,669)
                                                                  -----------        ----------
    Total shareholders' equity                                      2,518,210         2,954,590
                                                                  -----------        ----------
                                                                  $ 3,987,004        $3,965,395
                                                                  ===========        ==========

         The accompanying notes are an integral part of these balance sheets.

Consolidated Statements of Operations For the Years Ended December 31


                                                                      1999             1998

Net Sales                                                         $ 6,356,136       $ 6,413,045
Cost of Sales                                                         772,421         1,160,066
                                                                  -----------       -----------
Gross Profit                                                        5,583,715         5,252,979
Operating Expenses:
  Sales and marketing                                               2,040,615         1,697,715
  Product development                                               1,341,166         1,657,213
  General and administrative                                        2,729,191         1,935,176
  Product repositioning (Note 2)                                            -           856,000
                                                                  -----------       -----------
     Total current expenses                                         6,110,972         6,146,104
                                                                  -----------       -----------
Loss From Operations                                                 (527,257)         (893,125)
Interest Income                                                        71,645            88,670
                                                                  -----------       -----------
     Net loss                                                     $  (455,612)      $  (804,455)
                                                                  ===========       ===========
Weighted Average Common Shares Outstanding (Note 2)                 6,202,036         6,198,965
                                                                  ===========       ===========
Basic and Diluted Net Loss Per Common Share (Note 2)              $      (0.7)      $      (.13)
                                                                  ===========       ===========

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity
For the Years Ended December 31


                                          Common Stock       Common Stock    Accumulated
                                             Shares             Amount           Deficit                Total
Balance at December 31, 1997                6,199,732        $13,712,572      $ (9,968,214)         $ 3,744,358
   Purchase of Common Stock (Note 4)           (5,000)            (5,313)                -               (5,313)
   Licensing expense from the
     issuance of warrants                           -                  -            20,000               20,000
   Net loss                                         -                  -          (804,455)            (804,455)
                                            ---------       ------------      ------------          -----------
Balance at December 31, 1998                6,194,732         13,707,259       (10,752,669)           2,954,590
   Exercise of warrants                        21,587             19,232                 -               19,232
   Net loss                                         -                  -          (455,612)            (455,612)
                                            ---------       ------------      ------------          -----------
Balance at December 31, 1999                6,216,319        $13,726,491      $(11,208,281)         $ 2,518,210
                                            =========       ============      ============          ===========


The accompanying notes are an integral part of these statements.

Consolidated States of Cash Flows
For the Years Ended December 31


                                                                      1999             1998
OPERATING ACTIVITIES
Net loss                                                           $ (455,612)       $ (804,455)
Adjustments to reconcile net loss to net cash provided by
operating activities:
   Depreciation and amortization                                      507,181           574,016
   Licensing expense from issuance of warrants                              -            20,000
   Change in current assets and liabilities:
     Accounts receivable                                              (51,911)          202,236
     Inventories                                                       73,921           342,533
     Prepaid royalties                                                 (7,346)           (4,039)
     Other current assets                                             (25,655)             (625)
     Accounts payable                                                 391,267           (65,721)
     Reserve for product returns                                       54,071               (93)
     Accrued expenses                                                 (15,880)          174,439
     Deferred revenue                                                  28,531          (141,586)
                                                                   ----------        ----------
       Net cash provided by operating activities                      498,567           296,705
                                                                   ----------        ----------
INVESTING ACTIVITIES
Purchases of equipment, furniture and fixtures                       (342,526)         (136,988)
Capitalized repertoire development cost                              (164,638)         (373,745)
Purchase of short-term investments                                 (1,135,180)       (5,837,453)
Sale of short-term investments                                      1,938,000         5,405,033
Patent expenditures                                                   (31,541)          (18,008)
                                                                   ----------        ----------
       Net cash provided by (used in) investing activities            264,115          (961,161)
                                                                   ----------        ----------
FINANCING ACTIVITIES
Purchase of Common Stock                                                    -            (5,313)
Proceeds from exercise of warrants                                     19,232                 -
                                                                   ----------        ----------
       Net cash provided by (used in) financing activities             19,232            (5,313)
                                                                   ----------        ----------
CASH & CASH EQUIVALENTS:
Net increase (decrease) in cash and cash equivalents                  781,914          (669,769)
Cash and cash equivalents, beginning of year                          563,685         1,233,454
                                                                   ----------        ----------
Cash and cash equivalents, end of year                             $1,345,599         $ 563,685
                                                                   ==========        ==========



The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements
December 31, 1999 and 1998

Note 1 - ORGANIZATION AND NATURE OF BUSINESS

Coda Music Technology, Inc. (the Company) develops and markets proprietary music technology products that enhance music learning and composition, increase productivity and make practicing and performing music fun. The Company's innovative products provide easy-to-use, efficient alternatives to traditional practice, education and composition techniques. The Company operates in one business segment.

Management believes that cash and cash equivalents, short-term investments, its line of credit and funds generated from the sale of products will be sufficient to meet operating requirements in 2000.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principals of Consolidation

The consolidated financial statements include the accounts of Coda Music Technology, Inc. and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents and Short-Term Investments

Cash equivalents consist of money market instruments with original maturities of 90 days or less. Short-term investments consist of U. S. Treasury securities with original maturities of 12 months or less which are not cash equivalents. Cash equivalents and short-term investments are recorded at cost, which approximates fair value. All short-term investments are considered to be available for sale. Unrealized gains or losses were immaterial at December 31, 1999 and 1998. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has insured balances in excess of federally insured limits. The Company has not experienced any losses in such accounts.

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

Equipment, Furniture and Fixtures

Equipment, furniture and fixtures are stated at cost and are depreciated using the straight-line method over their estimated useful lives of three to five years. Repairs and maintenance are charged to expense as incurred. In 2000, the

Company is implementing a new financial and operation software system at an estimated cost of $450,000, of which $200,000 was paid as of December 31, 1999.

Repertoire Development Costs

The Company capitalizes the costs incurred in the development of repertoire software in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." The Company has capitalized $1,356,439 and $1,191,801 as of December 31, 1999 and 1998 respectively, of costs incurred in the development of repertoire. These costs are amortized using the straight-line method over the economic lives of the assets, not to exceed five years, beginning when the repertoire products are released. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining balance of repertoire development costs may not be recoverable.

Other product development costs associated with development of software applications are charged to expense since the costs incurred between the point in time the technological feasibility of these products is established and the time when such products are available for general release to customers has not historically been significant.

Patents and Trademarks

The Company capitalizes the costs associated with obtaining patents, trademarks and Internet domain names. These costs are being amortized over the estimated useful lives of the assets, which range from three to 20 years.

Revenue Recognition

Revenues and related cost of sales are recorded at the time of shipment. In the event that software upgrade rights are granted to customers at no charge, associated revenues are deferred until shipment of the upgrade. Costs are accrued for estimated returns relating to stock balancing arrangements with resellers. Costs related to insignificant obligations, which include postcontract telephone support, are accrued.

Product Repositioning

In 1998, the Company developed SmartMusic Studio, a new and renamed version of the Vivace Practice Studio(TM) product. In connection with this introduction, the Company no longer needed to utilize some of the component parts. The Company recorded the cost of returns, exchanges and inventory obsolescence resulting from this product repositioning and classified the net charge of $856,000 as an operating expense in 1998.

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

Reclassifications

Certain amounts in the 1998 consolidated balance sheet and consolidated statement of operations have been reclassified to conform with the 1999 presentation.

Note 3 - DEBT

Line of Credit

The Company has a $500,000 line-of-credit agreement that expires on February 14, 2001. There were no borrowings outstanding as of December 31, 1999 and 1998. Borrowings under the agreement are limited to 75% of eligible accounts receivable plus 25% of eligible inventories, as defined, bear interest at the bank's reference rate (8.50% as of December 31, 1999) plus 1% and are collateralized by all of the accounts receivable, inventories and general intangibles of the Company. The loan agreement supporting the line of credit requires the Company to maintain certain levels of tangible net worth. While this agreement is in effect, the Company may not incur additional indebtedness, liquidate or merge the Company, pay dividends or acquire any other entity without the prior approval of the lender. Further, a 25% or more change in ownership of the Company constitutes an event of default under the agreement.

Note 4 - SHAREHOLDERS' EQUITY

Authorized Shares

The Company's Restated Articles of Incorporation authorized the issuance of 30,000,000 shares of no par value capital stock. Of such authorized shares, 15,000,000 have been designated as common shares and 15,000,000 are undesignated as of December 31, 1999.

Stock Options

The Company has a stock option plan pursuant to which incentive and nonqualified options for up to 1,325,000 shares of its Common Stock may be issued to key employees, directors and officers of the Company. The incentive stock options vest over periods of up to six years and are granted at prices which must be at least equal to the fair market value of the common stock at the date of grant.

The Company has also granted nonqualified stock options under the Plan to directors and advisors of the Company. The options vest over periods of up to four years and have been granted at prices which were equal to the fair market value of the Common Stock at the date of grant. In 1998, the Company repriced certain stock options previously granted to the fair market value at the date of repricing.

The following summarizes stock issued under the Company's stock option plans:

                                                             Weighted
                                                         Average Exercise
                                        Outstanding            Price

Balance at December 31, 1997                749,620             $1.56
   Granted                                   89,000              1.22
   Canceled                                (209,120)             1.68
                                           --------             -----
Balance at December 31, 1998                629,500              1.42
   Granted                                  287,500              2.05
   Canceled                                (122,001)             1.71
                                           --------             -----
Balance at December 31,1999                 794,999             $1.59
                                           ========             =====
  Exercisable at December 31, 1999          554,178             $1.62
                                           ========             =====
  Exercisable at December 31,1998           401,197             $1.53
                                           ========             =====

The Company accounts for stock options under Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these options been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the net loss and loss per share would have been increased to the following pro forma amounts:

                                                1999             1998
NET LOSS
  As reported                                 $(455,612)        $(804,455)
  Pro forma                                    (653,433)         (825,146)

BASIC AND DILUTED NET LOSS PER SHARE
  As reported                                   (.07)              (.13)
  Pro forma                                     (.11)              (.13)

All options outstanding at December 31, 1999 were granted with exercise prices greater than or equal to the fair market value of the Common Stock at the date of grant. For purposes of calculating the above required disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999 and 1998, respectively: risk-free interest rates of 5.13% and 4.94%, no expected dividend yield, expected lives of seven years and expected volatility of 64% and 57%.

The weighted average fair value of options granted during 1999 and 1998 was $1.42 and $.76, respectively. Options issued, which remain outstanding at December 31, 1999, have an exercise price between $1.00 and $4.50, and a weighted average remaining contractual life of 4.4 years.

Warrants

In 1999, 34,616 warrants were exercised resulting in a $19,232 addition to Common Stock. In connection with certain financing and other transactions, the Company has issued warrants to purchase shares of Common Stock at prices between

$1.25 and $7.20 per share, exercisable over periods of five to seven years from the date of grant. Warrants outstanding at December 31, 1999 total 1,151,741, have a weighted average exercise price of $2.69 and expire as follows:
2000-1,001,741, 2001-50,000, 2002-70,000 and 2005-30,000.

Note 5 - INCOME TAXES

There has been no tax expense recorded due to losses incurred in both 1999 and 1998. At December 31, 1999, the Company has approximately $10,000,000 in operating loss carryforwards and $488,000 in research and development credits which may be used to offset otherwise future taxable income.

Loss carryforwards and credits as of December 31, 1999, have the following expiration dates:

                             Net Operating     Research and
                                  Loss          Development
                                                  Credits

2005                         $      2,000       $         0
2006                               38,000                 0
2007                              243,000            16,000
2008                              825,000            90,000
2009                            1,586,000           113,000
2010                            2,128,000            71,000
2011                            2,192,000            63,000
2012                            1,736,000            47,000
2018                              770,000            63,000
2019                              480,000            25,000

The tax effects of principle temporary differences at an assumed effective annual rate of 40 percent are shown in the following table:

                                                    1999             1998
Loss carryforwards                               $4,000,000        $3,711,000
Research and development credits                    488,000           463,000
Allowance for doubtful accounts                      10,000            10,000
Inventory                                            91,000           154,000
Depreciation                                              0           158,000
Compensation expense                                 79,000            59,000
Other accruals                                      179,000           112,000
                                                 ----------        ----------
Gross deferred tax assets                         4,847,000         4,667,000
     Valuation allowance for deferred tax assets (4,748,000)       (4,667,000)
                                                 ----------        ----------
  Net deferred tax assets                            99,000                 0
  Deferred tax liability:
     Depreciation                                    99,000                 0
                                                 ----------        ----------
  Net deferred taxes                             $        0        $        0
                                                 ==========        ==========

Realization of deferred tax assets is dependent upon the generation of sufficient future taxable income. Management has determined that sufficient uncertainty exists regarding the realizability of the net deferred tax assets and, accordingly, has reserved the net deferred tax assets of the Company.

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 1999 and 1998, due to the valuation allowance recorded against deferred tax assets.

Note 6 - MAJOR CUSTOMERS AND FOREIGN SALES

During 1999, the Company had sales of approximately $732,000 to a major customer. Accounts receivable from this customer were approximately $81,000 at December 31, 1999. There were no major customers in 1998.

The Company had foreign export sales amounting to 18.2% and 15.2% of total net sales for the years ended December 31, 1999 and 1998 respectively.

The sales were made principally to the following locations:

                                         1999             1998
FOREIGN SALES
  Japan                                  4.7%              2.9%
  Germany                                2.5               2.9
  United Kingdom                         1.4               1.4
  Canada                                 2.0               1.3
  Elsewhere                              7.6               6.7
                                        18.2%             15.2%

Note 7 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office and warehouse space and certain equipment under operating leases through 2003. The approximate future minimum lease payments as of December 31, 1999 under these leases are $127,000 in 2000, $13,000 in 2001, $13,000 in 2002 and $10,000 in 2003. Rent expense for the years ended December 31, 1999 and 1998 was $140,827 and $141,569 respectively.

Licensing and Exclusivity Agreements

The Company has entered into license/exclusivity agreements, which require payments based on sales of its products or, in some cases, annual minimum payments.

Minimum royalties related to licensors are as follows:

                  2000                                                  $53,300
                  2001                                                   40,800
                  2002                                                   36,300
                  2003                                                   36,300
                  2004 and thereafter                                    72,600

Royalty expense, including amounts related to the agreements referred to above, totaled approximately $152,000 and $225,000 in the years ended December 31, 1999 and 1998, respectively, and are reflected as a component of cost of sales in the accompanying statements of operations.

401(k) Savings Plan

The Company has established a 401(k) savings plan for the benefit of qualified employees. Under the plan, qualified employees may elect to defer up to 20% of their compensation, subject to a maximum limit determined by the Internal Revenue Service. The Company, at the discretion of the Board of Directors, may elect to make additional contributions. The Company made no contributions to the plan in 1999 or 1998.

Note 8 - MANAGEMENT FEE

The Company paid management fees totaling $41,075 and $30,300 during the years ended December 31, 1999 and 1998, respectively, to affiliates of directors for management services provided to the Company. $22,500 was owed to these affiliates at December 31, 1999.


Independent Auditor's Report


To the Stockholders

Coda Music Technology, Inc.

We have audited the accompanying consolidated balance sheets of Coda Music Technology, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coda Music Technology, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.





/s/ McGladrey & Pullen, LLP
Minneapolis, Minnesota

February 11, 2000